

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2023

Kevin Coveney
Chief Financial Officer
Enveric Biosciences, Inc.
4851 Tamiami Trail N, Suite 200
Naples, Florida 34103

>   **Re: Enveric Biosciences, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed March 31, 2023**
>   **File No. 001-38286**

Dear Kevin Coveney:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences